FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: June 29, 2004



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            29 June 2004 - Holding(s) in Company

Exhibit 99


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

UNILEVER PLC


2) Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OWNED BY ACCOUNTS UNDER THE DISCRETIONARY INVESTMENT MANAGEMENT OF ONE OR MORE OF THE FOLLOWING INVESTMENT MANAGEMENT COMPANIES:
CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL LIMITED, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., AND CAPITAL RESEARCH AND MANAGEMENT COMPANY.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL GUARDIAN TRUST COMPANY:

STATE STREET NOMINEES LIMITED 12,804,587

BANK OF NEW YORK NOMINEES 2,554,134

NORTHERN TRUST 356,700

CHASE NOMINEES LIMITED 34,596,165

BT GLOBENET NOMINEES LIMITED 1,034,418

MIDLAND BANK PLC 10,965,679

CEDE & CO. 119,168

DEUTSCHE BANK MANNHEIM 3,300

BANKERS TRUST 2,874,500

BARCLAYS BANK 547,200

CITIBANK LONDON 80,800

ROYAL TRUST 35,200

NORTRUST NOMINEES 10,230,028

ROYAL BANK OF SCOTLAND 110,500

MSS NOMINEES LIMITED 107,000

STATE STREET BANK & TRUST CO. 90,500

CITIBANK 34,400

RBSTB NOMINEES LIMITED 7,800

CITBANK NA 73,000

DEUTSCHE BANK AG 9,000

HSBC BANK PLC 22,200

MELLON BANK NA 221,700

ROY NOMINEES LIMITED 184,700

MELLON NOMINEES (UK) LIMITED 2,572,785

HSBC 60,500

JP MORGAN CHASE BANK 645,000

TOTAL - CAPITAL GUARDIAN TRUST COMPANY: 80,340,964



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL LIMITED:

STATE STREET NOMINEES LIMITED 515,574

BANK OF NEW YORK NOMINEES 6,074,177

NORTHERN TRUST 1,533,174

CHASE NOMINEES LIMITED 4,076,642

MIDLAND BANK PLC 25,100

BANKERS TRUST 416,967

BARCLAYS BANK 122,700

CITIBANK LONDON 61,700

MORGAN GUARANTY 491,000

NORTRUST NOMINEES 4,663,836

ROYAL BANK OF SCOTLAND 121,400

MSS NOMINEES LIMITED 60,300

STATE STREET BANK & TRUST CO. 5,138,542

LLOYDS BANK 5,400

CITIBANK NA 5,000

DEUTSCHE BANK AG 1,553,547

STATE STREET AUSTRALIA LIMITED 5,500

HSBC BANK PLC 1,556,860

MELLON BANK N.A. 86,035

NORTHERN TRUST AVFC 34,900

KAS UK 20,019

MELLON NOMINEES (UK) LIMITED 182,700

BANK ONE LONDON 267,200

CLYDESDALE BANK PLC 21,600

JP MORGAN CHASE BANK 132,700

TOTAL - CAPITAL INTERNATIONAL LIMITED: 27,172,573



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL S.A.:

STATE STREET NOMINEES 7,800

CHASE NOMINEES LIMITED 1,684,376

MIDLAND BANK PLC 429,000

BARCLAYS BANK 334,800

PICTET & CIE 12,700

CITIBANK LONDON 37,000

BROWN BROS. 31,100

NORTRUST NOMINEES 10,500

MORGAN STANLEY 12,800

ROYAL BANK OF SCOTLAND 113,500

JP MORGAN 542,424

STATE STREET BANK & TRUST CO. 82,400

NATIONAL WESTMINSTER BANK 89,500

LLOYDS BANK 26,600

RBSTB NOMINEES 58,000

DEUTSCHE BANK AG 46,400

HSBC BANK PLC 181,286

TOTAL - CAPITAL INTERNATIONAL S.A.: 3,700,186



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL, INC.:

STATE STREET NOMINEES LIMITED 2,221,527

BANK OF NEW YORK NOMINEES 489,041

NORTHERN TRUST 33,300

CHASE NOMINEES LIMITED 1,997,017

MIDLAND BANK PLC 136,700

DEUTSCHE BANK MANNHEIM 38,800

BANKERS TRUST 22,500

CITIBANK LONDON 46,700

NORTRUST NOMINEES 624,710

ROYAL BANK OF SCOTLAND 88,700

STATE STREET BANK & TRUST CO. 315,654

CITIBANK 22,400

RBSTB NOMINEES LIMITED 17,900

CITIBANK NA 353,816

HSBC BANK PLC 84,300

JP MORGAN CHASE BANK 135,500

TOTAL - CAPITAL INTERNATIONAL, INC.: 6,628,565



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL RESEARCH AND MANAGEMENT COMPANY:

STATE STREET NOMINEES LIMITED 422,317

CHASE NOMINEES LIMITED 55,116,518

TOTAL - CAPITAL RESEARCH AND MANAGEMENT COMPANY: 55,538,835


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1.4P EACH

10) Date of transaction

24 JUNE 2004

11) Date company informed

28 JUNE 2004

12) Total holding following this notification

173,381,123

13) Total percentage holding of issued class following this notification

5.955%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JOANNE MCDONALD

020 7822 5860


16) Name and signature of authorised company official responsible for making this notification

ALISON DILLON

DEPUTY COMPANY SECRETARY

Date of notification 29 June 2004